EXHIBIT 99.1

Cellectis Reports Financial Results for First Quarter 2024

·  Cellectis announced completion of the additional equity investment of $140M by AstraZeneca

·  Cash position of $143 million as of March 31, 20241; cash runway projection into 20262

·  Conference call and webcast scheduled for tomorrow, May 29, 2024 at 8:00AM ET / 2:00PM CET

NEW YORK, May 28, 2024 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today provided business updates and reported financial results for the three-month period ending March 31, 2024.

“We are thrilled to have announced the closing of the additional equity investment of $140 million by AstraZeneca. This followed AstraZeneca’s initial payment of $105 million, composed of a $80 million equity investment and a $25 million upfront payment under our research collaboration.

“Following AstraZeneca’s additional investment, we expect our cash runway to fund operations into 2026. We will continue to focus our efforts and expenses on advancing its core clinical trials BALLI-01, NATHALI-01 and AMELI-01, which remain wholly owned assets, while building, within our owned preclinical pipeline and in collaboration with AstraZeneca, the next generation of medicines to address areas of high unmet patient needs.

“We strongly believe that gene edited cell and gene therapy products are revolutionizing medicine across a number of therapeutic areas and will become a large part of molecular medicine of the future,” said André Choulika, Ph.D., Chief Executive Officer at Cellectis.

__________________
1 Cash position includes cash, cash equivalents, restricted cash and fixed-term deposits classified as current -financial assets. Restricted cash was $5 million as of March 31, 2024. Fixed-term deposits classified as current-financial assets was $15 million as of March 31, 2024.
2 Cash runway includes the additional investment by AstraZeneca of $140 million, completed on May 3, 2024.

Pipeline Highlights

UCART Clinical Programs

  Cellectis continues to focus on the enrollment of patients in the BALLI-01 study (evaluating UCART22) in relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL), in the NATHALI-01 study (evaluating UCART20x22) in relapsed or refractory B-cell non-Hodgkin lymphoma (r/r B-NHL), and in the AMELI-01 study (evaluating UCART123) in relapsed or refractory acute myeloid leukemia (r/r AML).
  We expect to provide updates in the advancements of BALLI-01 and NATHALI-01 by year-end 2024.

Partnerships

Licensed Allogeneic CAR T-cell Development Programs

Anti-CD19 program

Allogene’s investigational oncology products utilize Cellectis technologies. Servier, which has an exclusive license to the anti-CD19 investigational products from Cellectis, has granted Allogene an exclusive sublicense to these products in the U.S., European Union and the United Kingdom.

  Allogene announced the execution with Servier of an amendment to the sublicense to expand the licensed territory to the European Union and the United Kingdom.
  Allogene announced that it continues to focus on the development of its investigational product cemacabtagene ansegedleucel, or cema-cel (previously known as ALLO-501A), as part of the first line (1L) treatment plan for LBCL patients who are at risk of relapse following 1L chemoimmunotherapy. Allogene announced that start-up activities for the ALPHA3 trial are ongoing with a planned study initiation in mid-2024.
  Allogene further announced that enrollment is ongoing in the relapsed/refractory (r/r) CLL cohort of the Phase 1 ALPHA2 trial of cema-cel.

Anti-CD70 program

The anti-CD70 program is licensed exclusively from Cellectis by Allogene and Allogene holds global development and commercial rights to this program.

  Allogene announced that a Phase 1 data update of the ongoing TRAVERSE trial with ALLO-316 in RCC from approximately 20 patients with CD70 positive RCC is planned by YE 2024.

Corporate Updates
Collaboration and Investment Agreements with AstraZeneca

  On May 6, 2024, Cellectis announced the completion of the subsequent investment of $140M in Cellectis by AstraZeneca (LSE/STO/Nasdaq: AZN).
  AstraZeneca subscribed for 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per convertible preferred share, issued by the board of directors of Cellectis.
  AstraZeneca owns approximately 44% of the share capital and 30% of the voting rights of the Company (based on the number of voting rights currently outstanding).

Appointment

  On May 2, 2024, Cellectis announced the appointment of Mr. Arthur Stril as Interim Chief Financial Officer, following the resignation of Bing Wang, Ph.D.
  The appointment of Mr. Marc Dunoyer and Dr. Tyrell Rivers as members of the board of directors of Cellectis, decided by the extraordinary general meeting of the shareholders of Cellectis held on December 22, 2023, is effective as from May 3, 2024.

Financial Results

The interim condensed consolidated financial statements of Cellectis have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

As from June 1, 2023 and the deconsolidation of Calyxt, which corresponded to the Plants operating segment, we view our operations and manage our business in a single operating and reportable segment corresponding to the Therapeutics segment. For this reason, we are no longer presenting financial measures broken down between our two reportable segments – Therapeutics and Plants. In the appendices of this Q1 2024 financial results press release, Calyxt's results are isolated under "Income (loss) from discontinued operations" for the 3-month period ended March 31, 2023, and are no longer included for the 3-month period ended March 31, 2024, due to the deconsolidation.

Cash: As of March 31, 2024, Cellectis had $143 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current-financial assets. This compares to $156 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current-financial assets as of December 31, 2023. This $13 million decrease is mainly due to cash payments from Cellectis to suppliers of $13 million, including $9 million to R&D suppliers and $4 million to SG&A suppliers, wages, bonuses and social expenses paid of $15 million, the payments of lease debts of $3 million and the repayment of the “PGE” loan of $1 million, partially offset by the $16 million cash received from EIB pursuant to the disbursement of the €15 million Tranche B and $2 million of cash-in from our financial investments.

With cash and cash equivalents of $123 million and a $15 million term deposit maturing in May 2024 classified as a current financial asset as of March 31, 2024, and taking into account the $140 million equity investment received on May 3, 2024 from AstraZeneca pursuant to the Subsequent Investment Agreement, the Company believes its cash and cash equivalents will be sufficient to fund its operations into 2026 and therefore for at least twelve months following the unaudited interim condensed consolidated financial statements' publication.

Revenues and Other Income: Consolidated revenues and other income were $6.5 million for the three months ended March 31, 2024 compared to $3.6 million for the three months ended March 31, 2023. This $2.9 million increase between the three months ended March 31, 2023 and 2024 was mainly attributable to (i) recognition of a $4.4 million revenue in 2024 based on the progress of our performance obligation rendered under the first Research Plan of the JRCA with AZ Ireland while revenues recognized for the three months ended March 31, 2023 was immaterial, (ii) a decrease of research tax credit of $1.2 million due to a decrease of eligible expenses, and (iii) the recognition in the three-month periods ended March 31, 2023 of $0.3 million representing the portion of an initial payments from BPI corresponding to a grant pursuant to our grant and repayable advance agreement with BPI signed in March 2023.

R&D Expenses: Consolidated R&D expenses were $22.3 million for the three months ended March 31, 2024, compared to $21.1 million for the three months ended March 31, 2023. R&D personnel expenses decreased by $0.3 million from $10.3 million in 2023 to $10.0 million in 2024 primarily due to a decrease in the average unit fair value of stock options and free share awards vesting between the two periods. R&D purchases, external expenses and other increased by $0.9 million (from $11.1 million in 2023 to $12.3 million in 2024) mainly related to increase in manufacturing activities to support our R&D pipeline.

SG&A Expenses: Consolidated SG&A expenses were $5.1 million for the three months ended March 31, 2024 compared to $5.0 million for the three months ended March 31, 2023. SG&A personnel expenses are stable (from $2.1 million in 2023 to $2.1 million in 2024), with a $0.2 million increase in salaries being offset by a $0.2 million decrease in stock-based compensation expenses. SG&A purchases, external expenses and other increased by $0.1 million (from $2.9 million in 2023 to $3.0 million in 2024).

Other operating income and expenses: Other operating income and expenses were a $0.0 million net income for the three months ended March 31, 2024 compared to a $0.6 million net expense for the three months ended March 31, 2023. Other operating income and expenses included costs related to a commercial litigation for $0.5 million in 2023, whereas no significant item was recognized in 2024.

Net financial gain (loss): We had a consolidated net financial gain of $26.3 million for the three months ended March 31, 2024, compared to a $4.4 million loss for the three months ended March 31, 2023. This $30.7 million difference reflects mainly (i) a $21.3 million gain in change in fair value of the Subsequent Investment Agreement derivative instrument, (ii) a $1.4 million increase in gain from our financial investments, (iii) a $1.4 million gain in change in fair value of our investment in Cibus, (iv) a $1.3 million gain in change in fair value of EIB warrants tranche A and B, (v) an increase in our net foreign exchange gain of $3.2 million and (vi) the loss in fair value measurement on Cytovia convertible note recognized in the three months period ended March 31, 2023 of $3.3 million, partially offset by a $0.8 million interest expense on EIB Tranche A and Tranche B loans.

Net income (loss) from discontinued operations: Net loss from discontinued operations of $4.7 million for the three months ended March 31, 2023 corresponded to Calyxt’s results. Since Calyxt has been deconsolidated since June 1, 2023, there is no longer any "Income (loss) from discontinued operations" for the three months ended March 31, 2024.

Net Income (loss) Attributable to Shareholders of Cellectis: Consolidated net income attributable to shareholders of Cellectis was $5.6 million (or a $0.08 income per share) for the three months ended March 31, 2024, compared to a $30.1 million loss (or a $0.58 loss per share) for the three months ended March 31, 2023, of which $27.8 million was attributed to Cellectis continuing operations. This $38.2 million difference was primarily driven by (i) an increase in revenues and other income of $2.9 million, (ii) a decrease of $0.7 million in non-cash stock based compensation expense, (iii) a $30.7 million change from a net financial loss of $4.4 million to a net financial gain of $26.3 million and (iv) a decrease in net other operating expense of $0.6 million, and (v) a $2.5 million decrease in net loss from discontinued operations attributable to shareholders of Cellectis, partially offset by (i) an increase of $1.3 million in purchases, external expenses and other and (ii) an increase of $0.4 million in wages.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: Consolidated adjusted net income attributable to shareholders of Cellectis was $6.5 million (or a $0.09 income per share) for the three months ended March 31, 2024, compared to a net loss of $28.1 million (or a $0.55 loss per share) for the three months ended March 31, 2023.

Please see "Note Regarding Use of Non-IFRS Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for 2024 in the following areas:

  Supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART22, UCART20x22, UCART123 and potential new product candidates, and
  Operating our state-of-the-art manufacturing capabilities in Paris (France), and Raleigh (North Carolina, USA); and
  Continuing strengthening our manufacturing and clinical departments.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION (unaudited) ($ in thousands)

	As of
	December 31, 2023	March 31, 2024
ASSETS
Non-current assets
Intangible assets	671	677
Property, plant, and equipment	54,681	52,051
Right-of-use assets	38,060	35,787
Non-current financial assets	7,853	7,870
Total non-current assets	101,265	96,386
Current assets
Trade receivables	569	16,036
Subsidies receivables	20,900	23,100
Other current assets	7,722	5,429
Current deferred tax assets		409
Cash and cash equivalent and Current financial assets	203,815	213,099
Total current assets	233,005	258,073
TOTAL ASSETS	334,270	354,459
LIABILITIES
Shareholders’ equity
Share capital	4,365	4,376
Premiums related to the share capital	522,785	523,596
Currency translation adjustment	(36,690)	(37,243)
Retained earnings	(304,707)	(405,808)
Net income (loss)	(101,059)	5,643
Total shareholders’ equity - Group Share	84,695	90,566
Non-controlling interests	0	0
Total shareholders’ equity	84,695	90,566
Non-current liabilities
Non-current financial liabilities	49,125	62,618
Non-current lease debts	42,948	40,587
Non-current provisions	2,200	2,241
Non-current deferred tax liabilities	158	0
Total non-current liabilities	94,431	105,446
Current liabilities
Current financial liabilities	5,289	5,174
Current lease debts	8,502	8,404
Trade payables	19,069	16,051
Deferred revenues and deferred income	110,325	120,556
Current provisions	1,740	960
Current deferred tax liabilities		137
Other current liabilities	10,219	7,165
Total current liabilities	155,144	158,447
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	334,270	354,459

Cellectis S.A. UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS ($ in thousands, except per share amounts)

	For the three-month period ended March 31,
	2023	2024

Revenues and other income
Revenues	139	4,528
Other income	3,420	1,970
Total revenues and other income	3,559	6,498
Operating expenses
Research and development expenses	(21,415)	(22,324)
Selling, general and administrative expenses	(4,964)	(5,104)
Other operating income (expenses)	(611)	35
Total operating expenses	(26,990)	(27,791)

Operating income (loss)	(23,431)	(21,293)

Financial gain (loss)	(4,402)	26,275

Income tax	0	262
Income (loss) from continuing operations	(27,833)	5,643
Income (loss) from discontinued operations	(4,691)	0
Net income (loss)	(32,525)	5,643
Attributable to shareholders of Cellectis	(30,074)	5,643
Attributable to non-controlling interests	(2,450)	0
Basic net income (loss) attributable to shareholders of Cellectis, per share ($/share)	(0.58)	0.08
Diluted net income (loss) attributable to shareholders of Cellectis, per share ($/share)	(0.58)	(0.15)
Basic net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)	(0.04)	0.00

Diluted net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)	(0.04)	0.00

Number of shares used for computing
Basic	51,452,348	71,810,231
Diluted	51,452,348	103,093,741

Note Regarding Use of Non-IFRS Financial Measures
Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS.

Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME (unaudited) ($ in thousands, except per share data)

	For the three-month period ended March 31,
	2023	2024

Net income (loss) attributable to shareholders of Cellectis	(30,074)	5,643
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	1,979	887
Adjusted net income (loss) attributable to shareholders of Cellectis	(28,095)	6,530
Basic adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.55)	0.09
Basic adjusted net income (loss) attributable to shareholders of Cellectis from discontinued operations ($ /share)	(0.10)	0.00

Weighted average number of outstanding shares, basic (units)	51,452,348	71,810,231

Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.55)	(0.14)
Diluted adjusted net income (loss) attributable to shareholders of Cellectis from discontinued operations ($/share)	(0.10)	0.00

Weighted average number of outstanding shares, diluted (units)	51,452,348	103,093,741

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 24 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs.

Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect,” “will,” “believe,” and “may”, or the negative of these and similar expressions. These forward-looking statements are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners. Forward-looking statements include statements about the advancement, timing and progress of clinical trials, the timing of our presentation of clinical data, the potential of our clinical and preclinical programs, and the sufficiency of cash to fund operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product candidates development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2023 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relation contacts:
Arthur Stril, Interim Chief Financial Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Attachment

  20240528_Q1 earnings press release_ENGLISH.pdf (https://ml.globenewswire.com/Resource/Download/bf54256b-1d29-4a27-a36e-b9519715c13c)